EXHIBIT 99.1

Costamare Inc. Announces 2021 Annual Meeting of Stockholders

MONACO, July 28, 2021 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships and dry bulk vessels for charter, announced today that its Board of Directors has called an annual meeting of the stockholders to be held in Monaco on Thursday, September 30, 2021.

Stockholders of record of the Company’s common stock at the close of business on Thursday, August 12, 2021 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and the Company’s proxy statement will be sent to holders of the Company’s common stock in due course.

The Company currently intends to hold the 2021 Annual Meeting of Stockholders in person. In light of the ongoing health concerns relating to the COVID-19 pandemic, the Company will continue to monitor public health and travel safety protocols required or recommended by federal, regional and local governments. If the Company determines that it is not possible or advisable to hold the meeting in person, the Company will announce alternative arrangements for the meeting as promptly as practicable, which may include switching to a virtual meeting format, or changing the time, date or location of the 2021 Annual Meeting of Stockholders. Any such change will be announced via press release and the filing of additional proxy materials with the Securities and Exchange Commission.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 81 containerships, with a total capacity of approximately 581,000 TEU (including two secondhand vessels that we have agreed to acquire and two vessels that we have agreed to sell) and 37 dry bulk vessels with a total capacity of approximately 1,910,000 DWT (including 23 secondhand vessels that we have agreed to acquire). Five of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the Second Quarter and Six-Months Ended June 30, 2021 on Form 6-K (filed on July 28, 2021 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com